Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited interim condensed consolidated financial statements, including the notes thereto, included elsewhere in this Report on Form 6-K, as well as our Annual Report on Form 20-F filed with the Securities Exchange Commission on April 14, 2021 that includes our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, risk factors, and other important information about the Group. The following discussion is based on our unaudited condensed consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential”. Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in or obtain a favorable decision in the Opposition Proceedings, after all appeals, including a petition for review; whether we will petition the Enlarged Board of Appeal of the EPO for review and the likelihood of success for a petition for review; and the expected timing for key activities and an ultimate ruling in such legal proceedings; our estimates regarding expense, capital expenditures and future cash needs, our ability to continue as a going concern and the sufficiency of the Company’s cash resources. Certain of these and other risk factors are identified and described in detail in our Annual Report on Form 20-F for the year ended December 31, 2020. We are providing this information as of the date of filing of this Report on Form 6-K and do not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Defined terms used herein are consistent with those used in the accompanying unaudited interim condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Unless otherwise stated, all amounts disclosed below are in United States Dollars (“USD”).

Results of Operations

Comparison of operating results for the six months ended June 30, 2021 and 2020

	Six Months Ended June 30,
			Change
			favorable
	2021	2020	(unfavorable)

	(USD in thousands)
Research and development costs	(63)	(235)	172
General and administrative costs	(1,761)	(1,788)	27
Operating loss	(1,824)	(2,023)	199
Exchange rate gain (loss), net	893	(240)	1,133
Other finance (expense) income, net	(101)	4	(105)
Net loss for the period	(1,032)	(2,259)	1,227

Research and development costs for the six months ended June 30, 2021 and 2020

Research and development costs for the six months ended June 30, 2021 and 2020 were $63,000 and $235,000, respectively. The decrease of $172,000 in research and development costs for the six months ended June 30, 2021 is primarily the result of lower costs incurred in connection with the Opposition Proceedings and lower share-based compensation. Fees to patent advisors and other patent-related costs incurred in connection with the Opposition Proceeding decreased from $146,000 in the six months ended June 30, 2020 to $33,000 in the six months ended June 30, 2021. The decrease is the result of reduced activities leading up to the Opposition Proceeding hearing that occurred on September 6, 2021. See Note 1.2 to the unaudited interim condensed consolidated financial statements included elsewhere in this Report on Form 6-K for additional information regarding the Opposition Proceeding. Share-based compensation decreased from $54,000 in the six months ended June 30, 2020 to zero in the six months ended June 30, 2021. The decrease in share-based compensation resulted from equity awards that where fully vested and the underlying expense was fully recognized prior to December 31, 2020.

As the result of the TBA’s dismissal of the Company’s appeal of the previous decision to revoke the 355 patent and the uncertainties as to whether the Company will petition the Enlarged Board of Appeal of the EPO to overturn the TBA’s dismissal combined with whether such petition will be successful, we are unable to currently estimate the nature, timing or amount of our research and development costs to be incurred in the future.

General and administrative costs for the six months ended June 30, 2021 and 2020

General and administrative costs for the six months ended June 30, 2021 and 2020 were $1.8 million and $1.8 million, respectively. Overall, general and administrative expenses were unchanged for the six months ended June 30, 2021 compared to the six months ended June 30, 2020; however, during the six months ended June 30, 2021, there was a decrease in share-based compensation offset by an increase in insurance costs, primarily related to directors and officers liability insurance. Share-based compensation decreased from $177,000 in the six months ended June 30, 2020 to $1,000 in the six months ended June 30, 2021. The decrease in share-based compensation resulted from equity awards that were fully vested and the underlying expense was fully recognized prior to December 31, 2020. Insurance costs increased from $204,000 in the six months ended June 30, 2020 to $305,000 in the six months ended June 30, 2021. The increase in insurance costs is attributable to market conditions.

We currently expect that our general and administrative costs will remain at current levels; however, unforeseen events could occur that could have a material effect on our estimated expenditures.

Non-operating income (expense) for the six months ended June 30, 2021 and 2020

During the six months ended June 30, 2021, the Group recognized a foreign exchange gain of $893,000. The $893,000 foreign exchange gain resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash holdings were converted to DKK, which is the functional currency of the Company and Operations, at June 30, 2021. During the six months ended June 30, 2020, the Company recognized a foreign exchange loss of $240,000. This loss resulted primarily from the negative effect of the weakening of the USD to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash holdings were converted to DKK at June 30, 2020.

Other finance (expense) income primarily includes bank fees, or negative interest, on EUR and DKK cash holdings net of interest income on USD cash holdings. The unfavorable change for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, is primarily related to lower interest income earned on USD cash holdings caused by lower rates.

B.          Liquidity and Capital Resources

Comparison of cash flow activities for the six months ended June 30, 2021 and 2020

	Six Months Ended
	June 30,
	2021	2020

	(USD in thousands)
Net cash flows used in operating activities	(1,479)	(1,913)
Net cash flows used in investing activities	—	(1)
Net cash flows provided by (used in) financing activities	3	(272)
Net decrease in cash and cash equivalents	(1,476)	(2,186)
Net foreign exchange differences	(2,514)	214
Cash and cash equivalents beginning of the period	79,087	77,598
Cash and cash equivalents end of the period	75,097	75,626

Net cash flows used in operating activities for the six months ended June 30, 2021 and 2020 totaled $1.5 million and $1.9 million, respectively. The cash flows used in operating activities for the six months ended June 30, 2021 were due primarily to the loss incurred for the period and changes in working capital. The cash flows used in operating activities for the six months ended June 30, 2020 were due to the loss incurred for the period combined with non-cash share-based compensation of $231,000 and changes in working capital.

The cash used in investing activities of $1,000 for the six months ended June 30, 2020 relates to an increase in rent security deposit associated with office space.

Cash flows provided by financing activities for the six months ended June 30, 2021 totaled $3,000 and resulted from the exercise of equity awards. Cash flows used in financing activities for the six months ended June 30, 2020 totaled $272,000. Such use of cash was the result of cash outflows for the repurchase of equity awards of $274,000, offset by the receipt of $2,000 in connection with the exercise of equity awards.

Liquidity, funding requirements and the Group’s ability to continue as a going concern

The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months. Unforeseen expenses, other unanticipated usages of cash and/or a negative outcome in the tax audit in Germany (see Note 3.2 in the accompanying unaudited interim condensed consolidated financial statements included elsewhere in this Report on Form 6-K) would negatively impact management’s planned operating activities resulting in the use of our capital resources sooner than we currently expect. If we were to incur unexpected cash outflows that individually, or collectively, are material, it would have a significant adverse impact on our financial position, cash holdings and threaten the Group’s ability to continue as a going concern.

We have no long-term financial obligations except the 100,000 DKK ($16,000 based on the June 30, 2021 exchange rate) annual funding due FWP IP ApS as required by the License Agreement. Our only other contractual commitments are for office leases, which are all short term, and considered immaterial. Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for the foreseeable future.

See the Annual Report for additional information regarding the Group’s financial risk exposures.